FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 27, 2004

Commission File Number 001-31522

Eldorado Gold Corporation
(Translation of registrant's name into English)

Suite 920 - 1055 West Hasting Street Vancouver, British Columbia V6E 2E9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 ---

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELDORADO GOLD CORPORATION

Date: January 27, 2004	/s/ Dawn Moss Dawn Moss, Corporate Secretary

NEWS RELEASE TSX: ELD AMEX: EGO	ELD No. 04-01 January 27, 2004

YEAR END UPDATE

VANCOUVER, BC - Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation ("Eldorado", the "Company", or "we") is pleased to provide the following update on the Company's activities to December 31, 2003.

2003 was a year in which Eldorado continued to strengthen its balance sheet, substantially advanced the Kisladag Project in Turkey, increased the Company's reserves and resources and created a new initiative in China.

During the year the Company eliminated its outstanding Convertible Debenture. The Company is well positioned with US$105M in cash, totally debt and hedge free, to continue its strategy for value added growth.

Highlights

Sao Bento

In 2003 our Sao Bento Mine in Brazil performed to plan producing 95,049 oz. of gold at a cash cost of US$234/oz.  The Company forecasts production in 2004 at similar levels, specifically 95,000 oz. at a cash cost of $245/oz.  The anticipated increase in cash costs compared with 2003 is based on the Company's projection of a continued strong Brazilian currency.  Scheduled maintenance of one of the Company's two autoclaves in the First Quarter of 2004 will result in Q1 results being poorer than the average projected for 2004.

In 2003 Sao Bento commenced a Shaft Deepening Project presently scheduled for completion in 2005.  The completion of this project will facilitate mining both above and below the mine's 30th level.  Production in 2004 is scheduled to be principally drawn from the mine's 26th and 27th Levels.

During 2003 2,500 meters of infill drilling and 15,000 meters of exploration drilling were completed.  Deeper drilling (below the 32nd Level) has identified a metabasite intrusive complicating continuity of mineralization at depth.  Drilling will continue through 2004 with 18,000 meters planned designed to further quantify the extent of the disruption caused by the intrusive and extend and upgrade resources.

Kisladag

In 2003 a Feasibility and Optimization Study was completed and the Company received two significant permits from the Turkish Government, the Environmental Positive Certificate and the Establishment Permit. The Company, following extensive discussions with the community, is in the midst of acquiring the necessary surface rights and plans construction of the mine to begin in the 2nd Quarter of 2004.

China

In October 2003 the Company signed an agreement with the China National Gold Group Corporation ("CNGC") for the exclusive rights to review their portfolio of operating mines, development projects and exploration projects for a period of 5 months ending in March 2004. The Company continues with this review which has been expanded to include joint reviews of other identified opportunities in China external to CNGC.  Subsequent to year-end the parties have agreed to extend this period of review to 8 months.

2003 Reserve and Resource Statement

The Company's total proven and probable reserve estimate has increased by 0.8 million ounces to 6.6 million ounces through additions at the Kisladag Project, Turkey ("Kisladag").

Proven and Probable Reserves and Mineral Resources

Proven and probable reserves, calculated as of December 31, 2003, have been derived from Measured and Indicated Resources and are based on a gold price of US$350/oz. for Sao Bento and Kisladag and US$325/oz. for Efemcukuru.

The reserves and resources for Sao Bento and Kisladag have been prepared in accordance with Canadian Securities National Instrument 43-101 ("NI-43-101"). Reserve and resource estimates for Efemcukuru were made before 43-101 came into force and have not been revised.

Mr. Sergio Martins, Chief Geologist at Sao Bento is the qualified person responsible for the preparation of the Sao Bento reserve and resource estimates.  Mr. Callum Grant, Hatch Associates is the qualified person responsible for the preparation of the reserve estimate for Kisladag.  Mr. Gary Giroux, Micon International is the qualified person responsible for the resource estimate for Kisladag.

Reserves:  Proven and Probable as of December 31, 2003

Property	Tonnes	Grade Au g/t	Ounces Au
Sao Bento	1,782,000	8.84	506,190

Kisladag	138,405,000	1.20	5,310,900

Efemcukuru	1,856,000	13.14	784,100
Total			6,601,190

Resources:  Measured and Indicated, Inferred as of December 31, 2003

Property	Classification	Tonnes	Grade Au g/t	Ounces Au
Sao Bento	Measured & Indicated	1,638,794	11.70	616,714
	Inferred	730,000	11.30	265,211

Kisladag	Measured & Indicated	214,803,800	1.04	7,192,600
	Inferred	45,500,000	0.75	1,197,900

*Efemcukuru	Measured & Indicated	1,828,893	14.44	849,100
	Inferred	590,279	12.63	239,700

*Kaymaz	Measured & Indicated	1,086,000	6.25	218,200

*Kucukdere	Measured & Indicated	1,276,000	6.43	263,800
	Inferred	138,000	6.45	28,600

*Piaba**	Measured & Indicated	6,273,000	1.27	256,100
	Inferred	4,322,000	1.28	177,600

Total	Measured & Indicated			9,396,514
	Inferred			1,909,011

Note:

*   Resource and reserve estimates for Efemcukuru, Kaymaz, Kucukdere and Piaba projects have not been updated and were made before NI 43-101 came into force and have not been revised in accordance with NI 43-101.

**  Reflects Eldorado's 50% interest.

Eldorado is a gold producing and exploration company with gold assets in Brazil and Turkey; two countries that we believe have substantial geological potential.  With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to experience continued growth and value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

"Paul N. Wright"

Paul N. Wright

President & Chief Executive Officer

The terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.  These definitions differ from the definitions in the United States Securities & Exchange Commission ("SEC") Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made

The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource", "Inferred Mineral Resource" used in this release are Canadian mining terms as defined in accordance with National Instruction 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

For a detailed discussion of resource and reserve estimates and related matters see the Company's technical reports, including the Annual Information Form and other reports filed under the Company's name at www.sedar.com.  A qualified person has verified the data contained in this release.

Note to U.S. Investors.  While the terms "mineral resource", "measured mineral resource," "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained in this report concerning descriptions of  mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings.  With respect to "indicated mineral resource" and "inferred mineral resource" there is  a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It can not be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Certain of the statements made may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to "Narrative Description of the Business - Risk Factors" in the Company's Annual Information Form.  Forward-looking statements in this release include statements regarding the expectations and beliefs of management, the assumed long-term price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the potential of Eldorado's properties and expectations of growth.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities.

Eldorado Gold Corporation's shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO).  The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

920-1055 W. Hastings St.,

Fax: 604.687.4026                                                                       Vancouver, BC V6E 2E9

Email: nancyw@eldoradogold.com                                               Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com